UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

China Hydroelectric Corporation
(Name of Issuer)
Ordinary Shares, $0.001 par value
(Title of Class of Securities)
16949D101**
(CUSIP Number)
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number refers to the American Depositary Shares that relate to the Ordinary Shares and trade on the New York Stock Exchange. The Ordinary Shares of China Hydroelectric Corporation are not publicly traded in the United States.

CUSIP No.	16949D101	Page	2	of	11	Pages

1.	NAMES OF REPORTING PERSONS. Bank of America Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,744,395

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		38,744,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,744,395

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

3

CUSIP No.	16949D101	Page	3	of	11	Pages

1.	NAMES OF REPORTING PERSONS. Blue Ridge Investments, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,885,431

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		7,885,431

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,885,431

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	16949D101	Page	4	of	11	Pages

1.	NAMES OF REPORTING PERSONS. CPI Ballpark Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,858,964

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		30,858,964

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,858,964

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

     This Amendment No. 1 relates to the Schedule 13D filed on behalf of Bank of America Corporation, a Delaware corporation (“Bank of America”), Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”), and CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius (“CPI,” and together with Bank of America and Blue Ridge, the “Reporting Persons”) on February 4, 2010 (the “Schedule 13D”), relating to the Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Company”).
     The information set forth in the Schedule 13D is amended by this Amendment No. 1 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs:
     Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.
     Other than as previously disclosed, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     Prior to the Company’s initial public offering, Blue Ridge purchased 20,000 convertible preferred shares of the Company in July 2008 with cash, and CPI purchased 50,000 and 25,000 convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by Blue Ridge and CPI (the “Pre-IPO Shares”) were provided from the working capital of Blue Ridge and CPI. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 38,744,395 Ordinary Shares.
     Blue Ridge and CPI may be deemed to be a member of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of Blue Ridge and CPI being parties to that certain Amended and Restated Shareholders Agreement, dated October 27, 2009 (the “Stockholders Agreement”), among the Company, Blue Ridge, CPI and the other parties signatories thereto (collectively, the “Other Stockholder Parties”). Blue Ridge, CPI and the Other Stockholder Parties are collectively referred to herein as the “Stockholders.” Although not a party to the Stockholders Agreement, Bank of America may be deemed to be a member of such group by virtue of its being the parent company of Blue Ridge and CPI. Blue Ridge, CPI and Bank of America expressly disclaim any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise.
     The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs:
     Representatives of Blue Ridge and CPI have had discussions with Company management and may in the future have such discussions concerning ways the Company could maximize shareholder value.
     Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     (a) As of July 27, 2010, Blue Ridge directly beneficially owned 7,885,431 Ordinary Shares, or approximately 5.1% of the Ordinary Shares. CPI directly beneficially owned 30,858,964 Ordinary Shares, or approximately 20.1% of the Ordinary Shares. Bank of America may be deemed to beneficially own, as of July 27, 2010, 38,744,395 Ordinary Shares, or approximately 25.3% of the Ordinary Shares. The foregoing calculation of percentage ownership is based on 153,295,516 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report filed on Form 20-F on May 24, 2010.
     Blue Ridge, CPI and the Other Stockholder Parties, by virtue of the Stockholders Agreement, and Bank of America, by virtue of its being the parent company of Blue Ridge and CPI, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Ordinary Shares attributable to the Other Stockholder Parties.
     Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the Other Stockholder Parties.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     Blue Ridge and CPI, by virtue of the Stockholders Agreement, and Bank of America, by virtue of its being the parent company of Blue Ridge and CPI, may be deemed to have shared power to vote those Ordinary Shares attributable to the Other Stockholder Parties.
     (c) Immediately prior to the closing of the Company’s initial pubic offering on January 28, 2010, the Pro-IPO Shares held by Blue Ridge and CPI, and dividends accrued thereon, converted into 7,885,431 and

30,858,964 Ordinary Shares, respectively. None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Ordinary Shares during the past 60 days.
     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 27, 2010	BANK OF AMERICA CORPORATION
		By:	/s/ Debra Cho
			Name:	Debra Cho
			Title:	Senior Vice President

	July 27, 2010	BLUE RIDGE INVESTMENTS, L.L.C.
		By:	/s/ Gary Tsuyuki
			Name:	Gary Tsuyuki
			Title:	Managing Director

	July 27, 2010	CPI BALLPARK INVESTMENTS LTD.
		By:	/s/ Darren Massara
			Name:	Darren Massara
			Title:	Director

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
     The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Position with Bank of
Name	America Corporation	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

Neil A. Cotty	Chief Accounting Officer	Chief Accounting Officer, Bank of America Corporation

David C. Darnell	President, Global Commercial Banking	President, Global Commercial Banking of Bank of America Corporation

Barbara J. Desoer	President, Bank of America Home Loans and Insurance	President, Bank of America Home Loans and Insurance of Bank of America Corporation

Sallie L. Krawcheck	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation

Thomas K. Montag	President, Global Banking and Markets	President, Global Banking and Markets of Bank of America Corporation

Edward P. O’Keefe	General Counsel	General Counsel, Bank of America Corporation

Charles H. Noski	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Joe L. Price	President, Consumer and Small Business Banking	President, Consumer and Small Business Banking of Bank of America Corporation

Bruce R. Thompson	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

William P. Boardman.	Director	Retired Vice Chairman, Banc One Corporation and Retired Chairman of the Board, Visa International

Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.,	Director	Chairman of the Board, Bank of America Corporation

D. Paul Jones, Jr.	Director	Former Chairman, Chief Executive Officer and President, Compass Bancshares, Inc.

Monica C. Lozano	Director	Publisher and Chief Executive Officer of La Opinion

Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Position with Bank of
Name	America Corporation	Principal Occupation
Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley
     The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C. The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is 214 North Tryon Street, Charlotte, North Carolina 28255.

Position with Blue Ridge
Name	Investments, L.L.C.	Principal Occupation
Keith T. Banks	Manager and Executive Vice President	President, U.S. Trust, Bank of America, N.A.

Alastair Borthwick	Manager and Executive Vice President	Managing Director, Banc of America Securities LLC

George C. Carp	Manager and Executive Vice President	Senior Vice President, Bank of America Corporation

Marlene B. Debel	Manager and Executive Vice President	Managing Director, Merrill Lynch & Co., Inc.

Lawrence C. Forte	Manager and Executive Vice President	Managing Director, Banc of America Securities LLC

Kris A. Gagnon	Manager and Executive Vice President	Senior Vice President, Risk Management Executive, Bank of America, N.A.

Neil A. Cotty	Executive Vice President	Chief Accounting Officer, Bank of America Corporation

George G. Ellison	Executive Vice President	Managing Director, Banc of America Securities LLC

Graham C. Goldsmith	Executive Vice President	Managing Director, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Geoffrey Greener	Executive Vice President	Managing Director, Banc of America Securities LLC

Mark D. Linsz	Executive Vice President	Senior Vice President and Treasurer, Bank of America, N.A.

Walter J. Muller	Executive Vice President	Managing Director, Chief Investment Officer, Bank of America, N.A.

Michael B. Nierenberg	Executive Vice President	Managing Director, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Gerhard Seebacher	Executive Vice President	Managing Director, Banc of America Securities LLC

Robert J. Voreyer	Executive Vice President	Managing Director, Banc of America Securities LLC

     The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the directors and alternate directors of CPI Ballpark Investments Ltd. is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. Georges A. Robert, Subhash C. Lallah and Mithilesh Lallah are citizens of Mauritius. Jean-Pierre Baudoux is a citizen of France. Chin Chin Teoh is a citizen of Singapore.

Position with CPI Ballpark
Name	Investments Ltd.	Principal Occupation
Georges A. Robert	Director	Barrister-in-law, Etude André Robert

Subhash C. Lallah	Director	Barrister-in-law, Lallah Chambers

Position with CPI Ballpark
Name	Investments Ltd.	Principal Occupation
Jean-Pierre Baudoux	Director	Senior Vice President, Tax Executive, Bank of America Corporation

David Lee	Director	Managing Director, Corporate Principal Investment, Bank of America Corporation

Darren Massara	Director	Managing Director, BAML Asia Private Equity, Bank of America Corporation

Antonios Tony Biniaris	Alternate Director to Jean-Pierre Baudoux	Managing Director, Hong Kong Finance, Bank of America Corporation

Mithilesh Lallah	Alternate Director to Subhash Lallah	Barrister-in-law, Lallah Chambers

Damon Manchun Yip	Alternate Director to David Lee	Vice President, Corporate Principal Investment, Bank of America Corporation

Chin Chin Teoh	Alternate Director to Darren Massara	Director, BAML Asia Private Equity, Bank of America Corporation

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed with the Securities and Exchange Commission on February 4, 2010).

99.2	Amended and Restated Shareholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 of Form F-1 filed with the Securities and Exchange Commission by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).